Exhibit 99.1

BiondVax announces financial plans to support its ongoing NanoAb pipeline development

Jerusalem, Israel – September 30, 2022 – BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV) (“BiondVax”), a biotechnology company focused on developing, manufacturing, and commercializing innovative products for the prevention and treatment of infectious diseases and other illnesses, announced the filing yesterday of a Registration Statement (“Form F-1”) with the US Securities and Exchange Commission (“SEC”) for a firm commitment underwritten offering of BiondVax American Depositary Shares (“ADSs”). Once declared effective by the SEC the Form F-1 can be used to raise capital.

BiondVax is currently developing, under an exclusive worldwide license, a nanosized antibody (“NanoAb”) for the treatment of COVID-19, developed by researchers at the Max Planck Institute for Multidisciplinary Sciences (MPG) and the University Medical Center Göttingen (UMG). As recently reported, in the coming weeks BiondVax intends to initiate a preclinical proof-of-concept study of the COVID-19 NanoAb as an inhaled therapy in COVID-19 infected animals. Assuming successful results, a first-in-human Phase 1/2a clinical trial of the COVID-19 NanoAb inhaled therapy will be initiated in 2023.

Under the five-year BiondVax-MPG-UMG research collaboration agreement (RCA) for additional “biobetter” NanoAbs, Professor Dirk Görlich of MPG and his team have successfully generated, identified and isolated NanoAbs addressing a number of additional biological target molecules. Professor Görlich and his colleague Professor Matthias Dobbelstein of UMG verified strong affinity by the new NanoAbs to their biological target molecules and high thermostability. The research teams have also demonstrated strong neutralization by several NanoAb candidates of their respective target molecules. As a result of the above progress, BiondVax decided earlier this month to initially focus additional pipeline development beginning with NanoAbs as drug candidates for the potential treatment of psoriasis, psoriatic arthritis, and asthma.

These recent successful developments present BiondVax with an opportunity to not only initiate a Phase 1/2a clinical trial of its inhaled COVID-19 therapeutic NanoAb next year as planned, but also to significantly expand its portfolio of NanoAbs in development. Consequently, the proceeds of the firm commitment underwriting share issuance contemplated by the F-1 are designed to provide BiondVax with the capital necessary to continue to aggressively execute its strategy.

In addition, BiondVax received a notification letter from The Nasdaq Stock Market (“Nasdaq”) dated September 28, 2022 advising BiondVax that it is not in compliance with Listing Rule 5550(b)(1) requiring companies listed on the Nasdaq Capital Market to maintain a minimum of $2,500,000 in stockholders’ equity for continued listing. The notification letter from Nasdaq was based on BiondVax’s Form 6-K/A, dated August 29, 2022, disclosing financial information for the period ended June 30, 2022, which reported shareholders’ equity of $1,277,000, and noted that BiondVax does not meet the alternatives of market value of listed securities or net income from continued operations.

The letter states that under Nasdaq’s Listing Rules, BiondVax has 45 calendar days to submit a plan to Nasdaq to regain compliance with the minimum stockholders’ equity listing requirement. If a plan is submitted by BiondVax, and if it is accepted by Nasdaq, Nasdaq can grant an extension of up to 180 days from the date of the Nasdaq letter for BiondVax to evidence compliance with the minimum stockholders’ equity listing requirement. If BiondVax submits a plan and the plan is not accepted by Nasdaq, BiondVax will have the opportunity to appeal such decision to a Nasdaq Hearings Panel under Nasdaq Listing Rule 5815(a).

The notification letter has no immediate effect on the listing of BiondVax’s ADSs, and its ADSs will continue at this time to trade on the Nasdaq Capital Market under the symbol “BVXV”.

The contemplated equity offering, if consummated, would rectify the stockholders’ equity deficiency. Furthermore, BiondVax will pursue additional definitive steps to regain and maintain compliance with Nasdaq listing rules.

Amir Reichman, BiondVax’s CEO, explained, “As we updated last week, in addition to the upcoming COVID-19 NanoAb milestones, following exciting progress made by our scientific collaborators at the Max Planck Institute for Multidisciplinary Sciences (MPG), and the University Medical Center Göttingen (UMG) we intend to advance development of additional NanoAbs for the treatment of diseases such as asthma, psoriatic arthritis and psoriasis. While the stock market remains unfavorable, particularly for small cap companies, we believe aggressively advancing our programs is the best path to create shareholder value to be reflected when the market regains some stability. We view the registration statement filed yesterday for a proposed equity offering as one piece of a well-crafted set of activities to ensure BiondVax continues to deliver. While the decision to pursue an offering was made in advance of the letter of non-compliance, we are optimistic that the offering’s successful conclusion will address the deficiency and put the issue behind us. To be prudent we will pursue additional measures in parallel, consistent with our proactive approach to restructuring our loan from the European Investment Bank, as previously announced.”

About BiondVax

BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV) is a biopharmaceutical company focused on developing, manufacturing and commercializing innovative products for the prevention and treatment of infectious diseases and other illnesses. Since its inception, BiondVax has executed eight clinical trials including a seven country, 12,400 participant Phase 3 trial of its vaccine candidate and has built a state-of-the-art manufacturing facility for biopharmaceutical products. With highly experienced pharmaceutical industry leadership, BiondVax is aiming to develop a pipeline of diversified and commercially viable products and platforms beginning with an innovative nanosized antibody (NanoAb) pipeline. www.biondvax.com.

Contact Details

Company: Joshua E. Phillipson | +972 8 930 2529 | j.phillipson@biondvax.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. All statements, other than statements of historical facts, included in this communication regarding strategy, future operations, future financings, future financial position, future revenue, projected expenses, prospects, plans and objectives of management are forward-looking statements. Examples of such statements include, but are not limited to, the therapeutic and commercial potential of nanosized antibodies (NanoAbs); and the timing of NanoAb proof-of-concept studies and clinical trials. These forward-looking statements reflect management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. Risks and uncertainties include, but are not limited to, the risk that the company may not raise capital on acceptable terms or at all, the risk that the company will not submit a compliance plan acceptable to Nasdaq, the risk that the therapeutic and commercial potential of NanoAbs will not be met; the risk of a delay in the preclinical and clinical data for NanoAbs, if any; the risk that BiondVax may not be able to secure additional capital on attractive terms, if at all; risks relating to the COVID-19 (coronavirus) pandemic; BiondVax’s ability to acquire rights to additional product opportunities; BiondVax’s ability to enter into collaborations on terms acceptable to BiondVax or at all; timing of receipt of regulatory approval of BiondVax’s manufacturing facility in Jerusalem, if at all or when required; the risk that the manufacturing facility will not be able to be used for a wide variety of applications and other vaccine and treatment technologies, and the risk that drug development involves a lengthy and expensive process with uncertain outcomes. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2022. BiondVax undertakes no obligation to revise or update any forward-looking statement for any reason.